UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Amendment No. 1)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

Empire Resources, Inc.

(Name of Subject Company)

Empire Resources, Inc.

(Name of Persons Filing Statement)

Common Stock, par value $0.01 per share
(Title of Class of Securities)
29206E100
(CUSIP Number of Class of Securities)

Sandra Kahn

Vice President, Chief Financial Officer

2115 Linwood Avenue

Fort Lee, New Jersey 07024

(201) 944-2200

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Peter Golden, Esq.

Brian Miner, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, New York 10004

(212) 859-8000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (the “Amendment”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 previously filed by Empire Resources, Inc., a Delaware corporation (“Empire”), with the Securities and Exchange Commission (the “SEC”) on April 7, 2017 (as amended and supplemented from time to time, together with the Exhibits or Annexes thereto, the “Schedule 14D-9”). The Schedule 14D-9 relates to the cash tender offer by Ta Chen Investment Corporation., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Ta Chen Stainless Pipe Co., Ltd., a publicly traded Taiwan corporation (“Ta Chen”), to purchase all of the outstanding shares (“Shares”) of Empire’s common stock, par value $0.01 per share, at a purchase price of $7.00 per Share, net to the seller in cash without interest (the “Offer Price”), less any applicable withholding tax, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 7, 2017 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and, which together with the Offer to Purchase, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Ta Chen and Purchaser with the SEC on April 7, 2017. The Offer to Purchase and Letter of Transmittal are Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively, and are incorporated by reference herein.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8

Item 8, “Additional Information,” is hereby amended and supplemented by inserting the following new subsection “Expiration of the Offer Period” to the end of Item 8 as follows:

“Expiration of the Offer Period”

At 11:59 p.m., New York City time, on May 4, 2017, the Offer expired as scheduled and was not extended. American Stock Transfer & Trust Company, LLC (“AST”), the depositary for the Offer, advised that, as of the expiration of the Offer, a total of 6,618,848 Shares were validly tendered and not validly withdrawn pursuant to the Offer, representing approximately 80% of the currently issued and outstanding Shares. As a result, the Minimum Tender Condition, as defined in the Merger Agreement (as defined below), has been satisfied. In addition, AST has also advised that, as of such time, Notices of Guaranteed Delivery had been delivered for 100,500 Shares, representing approximately 1% of the currently issued and outstanding Shares. All Shares that were validly tendered and not validly withdrawn pursuant to the Offer have been accepted for payment.

As soon as practicable, following the expiration of the Offer and acceptance for payment of the Shares pursuant to the terms of the Agreement and Plan of Merger, dated as of March 30, 2017, as amended on April 6, 2017 (as so amended, the “Merger Agreement”), by and among Purchaser, Ta Chen, and Empire, and to Section 251(h) of the DGCL, Empire intends to consummated the Merger without a meeting of Empire’s stockholders and at the Effective Time, Purchaser will merge with and into Empire, with Empire continuing as the surviving corporation and a wholly owned subsidiary of Ta Chen. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time, other than (i) Shares held by Empire or any of its wholly owned subsidiaries as treasury stock or owned by Ta Chen or any of its subsidiaries, including Purchaser, all of which will be canceled and cease to exist, and (ii) Shares owned by any stockholder of Empire who was entitled to demand, and who properly demanded, appraisal rights pursuant to Section 262 of the DGCL, will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes. The Shares will be delisted from The NASDAQ Stock Market LLC and deregistered under the Exchange Act.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EMPIRE RESOURCES, INC.

Date: May 5, 2017	By:	/s/ Sandra Kahn
Name: Sandra Kahn
Title: Vice President and Chief Financial Officer